March 26, 2019

Laura Melman
Chief Financial Officer and Treasurer
World Gold Trust
685 Third Avenue, 27th Floor
New York, New York 10017

       Re: World Gold Trust
           Form 10-K for the fiscal year ended September 30, 2018
           Filed November 27, 2018
           File No. 001-37996

Dear Ms. Melman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities